United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Merck & Co., Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: 930 West State Street, Milwaukee WI 53233

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Exempt Solicitation on Shareholder Proposal Regarding Access to COVID-19 Products (Item #5)

Dear Fellow Merck Shareholder,

We write to urge you to vote FOR Item 5, “Shareholder Proposal Regarding Access to COVID-19 Products” (the “Proposal”), which calls for transparency on the role public funding received by Merck & Co., Inc. (“Merck”) plays in decisions affecting access to its COVID-19 products, at Merck’s annual general meeting on May 25, 2021.

Benefiting from public funding in developing COVID-19 products creates pressure on drug makers to support widespread access in order to achieve public goals. Since the Proposal was filed, Merck has discontinued development of its COVID-19 vaccine. It continues work, however, on two investigational therapies, one of which has benefited from federal financial support.

Widespread and equitable access to vaccines and therapeutics is necessary to end the pandemic, prevent the emergence of variants, and revive the economy. To achieve equitable distribution, not only must products be priced affordably (both now and after the immediate crisis has resolved) but companies must also be willing to share intellectual property where necessary to increase supply. The Proposal asks Merck to report to shareholders on whether and how public funding factors into decisions that affect vaccine access, such as pricing and willingness to waive intellectual property rights, which would allow shareholders to evaluate how Merck is managing associated risks.

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The Proposal

The Proposal states:

RESOLVED: shareholders of Merck & Co, Inc. (“Merck”) ask the Board of Directors to report to shareholders, at reasonable expense and omitting confidential and proprietary information, on whether and how the direct and/or indirect receipt by Merck of public financial support for development and manufacture of a vaccine or therapeutic for COVID-19 is being, or will be, taken into account when making decisions that affect access to such products, such as setting prices.

Merck’s COVID-19 Treatment Candidates and Public Funding

Merck is currently conducting Phase 2/3 studies on hospitalized and non-hospitalized patients of its oral anti-viral COVID-19 therapy, molnupiravir,1 which it is developing in partnership with Ridgeback Biotherapeutics. Molnupiravir was invented at Drug Innovations at Emory (“DRIVE”), a “not-for-profit biotechnology company wholly owned by Emory University.”2 Ridgeback licensed the drug from DRIVE,3 which received $16 million in NIH funding to develop it.4

Although Merck asserts in its Statement in Opposition to the Proposal that it has not received any public support for molnupiravir, we believe that DRIVE’s receipt of such support qualifies as “indirect” support within the meaning of the Proposal.

In March 2021, Merck announced that the Biomedical Advanced Research and Development Authority, a division of the Department of Health and Human Services, had awarded it up to $268.8 million to expand manufacturing capacity for COVID-19 vaccines and therapeutics.5

The Importance of COVID-19 Therapies and Risks Associated With Barriers to Access to Government-Supported Products

Although public attention has focused in recent months on the availability of vaccines, which will play a key role in ending the pandemic and revitalizing the global economy, access to COVID-19 treatments will continue to be important. Some people cannot be vaccinated for medical reasons, and access barriers will likely prevent vaccination of all eligible people. Thus, the receipt of federal support for therapeutics, such as Merck’s anti-viral, would create the same kinds of risks as are present in the vaccine context.

1 https://clinicaltrials.gov/ct2/show/NCT04575584; https://clinicaltrials.gov/ct2/show/NCT04575597; https://clinicaltrials.gov/ct2/show/NCT04405739

2 https://www.biospace.com/article/merck-and-ridgeback-s-molnupiravir-shows-promise-in-covid-19/

3 http://news.emory.edu/stories/2020/06/coronavirus_research_at_emory/

4 https://www.washingtonpost.com/business/2020/06/11/coronavirus-drug-ridgeback-biotherapeutics/

5 https://www.biospace.com/article/releases/merck-to-help-produce-johnson-and-amp-johnson-s-covid-19-vaccine-barda-to-provide-merck-with-funding-to-expand-merck-s-manufacturing-capacity-for-covid-19-vaccines-and-medicines/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Merck’s proxy statement.

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Public outrage over unaffordable treatments and the impact on access can harm corporate reputation and lead to legislation and regulation, which impairs long-term value creation. The pharmaceutical industry was not widely admired before the pandemic. In 2019, the industry’s reputation, as measured in an annual Gallup poll, fell below that of all other industries and even the federal government, driven by its role in the opioid crisis and controversies regarding high drug prices.6 It improved its ranking modestly in 2020, moving up one spot amid greater public appreciation for its contributions during the pandemic.7 That modest gain could evaporate if the public believes that companies are taking actions that threaten access to vaccines and treatments.

Already, the fact that many vaccine makers have received government support for research and development as well as manufacturing has garnered significant public attention. An op-ed in The New York Times noted that Moderna, Pfizer, and AstraZeneca all benefited from government funding: “In other words, the vaccines developed by these companies were developed thanks wholly or partly to taxpayer money. Those vaccines essentially belong to the people — and yet the people are about to pay for them again, and with little prospect of getting as many as they need fast enough.”8

Backlash against high treatment prices or refusal to share intellectual property could spur legislative or regulatory measures. A bipartisan bill was introduced in the House and Senate, the “Make Medications Affordable by Preventing Pandemic Price Gouging Act of 2020,” which would “require any COVID-19 drug developed in whole or in part with Federal support to be affordable and accessible by prohibiting monopolies and price gouging.”9 The TRACK Act would create a database detailing "federal support of COVID-19 biomedical research and development,” including financial support and full terms of agreements between the federal government and drug makers along with "associated clinical trial data and patent information.”10

These risks argue in favor of fuller disclosure by Merck. Merck does not disclose whether or how it considers the role played by public funding in making decisions affecting access. Those decisions include pricing, not just now but after the pandemic has ended, and the sharing of intellectual property to combat supply shortages. In its Statement in Opposition to the Proposal, Merck touts its “Access to Health Guiding Principles,” but they are very general and do not address the role of public funding.

We therefore urge shareholders to vote FOR Item 5.

6 https://news.gallup.com/poll/266060/big-pharma-sinks-bottom-industry-rankings.aspx

7 https://news.gallup.com/poll/319256/farming-rises-sports-tumbles-industry-ratings.aspx

8 https://nyti.ms/33Py7Cp

9 https://www.govinfo.gov/app/details/BILLS-116hr7296ih/summary; https://www.govinfo.gov/app/details/BILLS-116s4439is

10 H.R.7288 - Taxpayer Research and Coronavirus Knowledge Act of 2020: https://www.congress.gov/bill/116th-congress/house-bill/7288

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Merck’s proxy statement.

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Sincerely,

Robert Wotypka, OFM Cap.

Corporate Responsibility Agent

Province of Saint Joseph of the Capuchin Order

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Province of Saint Joseph of the Capuchin Order is not able to vote your proxies, nor does this communication contemplate such an event. The Province of Saint Joseph of the Capuchin Order urges shareholders to vote for Item 5 following the instructions provided on management's proxy mailing.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Merck’s proxy statement.